SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

SILICOM LTD.

(Translation of Registrant’s name into English)

14 Atir Yeda St., P.O.Box 2164, Kfar-Sava 4464323, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Silicom Ltd. (the “Registrant” or the “Company”) held an Annual General Meeting of Shareholders on June 3, 2026 at 14:00 (Israel time) at the Registrant’s offices at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (the “Meeting”). Copies of the Notice of Annual General Meeting (the “Notice”), Proxy Statement and Proxy Card relating to the Meeting were filed on Form 6-K by the Registrant on April 28, 2026.

The Registrant is announcing that the following resolutions were duly approved by the shareholders of the Company at the Meeting: (i) the re-election of Mr. Yeshayahu (“Shaike”) Orbach to the Company’s Board of Directors, to hold office as director for a three-year term commencing on the date of the Meeting until the Annual General Meeting of Shareholders to be held in the year 2029, and until his successor has been duly elected; (ii) the approval of an increase in the monthly base salary of Mr. Liron Eizenman, the Company’s President and Chief Executive Officer, from NIS 70,000 to NIS 73,850 per month, effective retroactively as of January 1, 2026, upon the terms described in the Notice; (iii) the approval of an increase in the monthly base salary of Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, from NIS 102,536 to NIS 108,175 per month, effective retroactively as of January 1, 2026, upon the terms described in the Notice; (iv) the authorization of the Company’s Compensation Committee and Board of Directors to award annual bonuses to Mr. Yeshayahu (“Shaike”) Orbach, upon the terms described in the Notice; and (v) the appointment of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel, as independent public accountants of the Company for the year ending December 31, 2026 and until the next General Meeting of Shareholders, and authorization of the Audit Committee to fix the compensation of such auditors.

The resolution relating to the approval of the grant of 38,333 Restricted Stock Units (“RSUs”) to Mr. Liron Eizenman, the Company’s President and Chief Executive Officer (“CEO”) (Proposal 4), was not approved at the Meeting.

The resolution relating to the approval of the grant of 42,000 RSUs to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors (Proposal 5), was likewise not approved at the Meeting.

Pursuant to Israeli law, a company is entitled in special circumstances to override the rejection by a meeting of its shareholders of certain resolutions, including a compensation package proposed for a company’s chief executive officer, provided that the company’s compensation committee and board of directors have each resolved to overturn the decision of the meeting of its shareholders on the basis of detailed reasons and having reconsidered the matter afresh, and taken into account the objection of the shareholders’ meeting.

In light of this, the Company’s Compensation Committee and Board of Directors each convened on June 23, 2026, and reviewed and reconsidered the grant of RSUs to the CEO upon the terms described in the Notice. Following their review and reconsideration, each of the Committee and the Board determined, on the basis of detailed reasons and following a renewed analysis of the proposed grant, that notwithstanding the rejection of the grant by the Meeting, the objection of the shareholders was overridden and the grant approved, with the grant modified to be subject to a performance-based forfeiture condition under which the RSUs will be forfeited in their entirety, and none will vest, unless the Company’s consolidated revenues for the fiscal year ending December 31, 2026 are at least US$83 million.

This report on Form 6-K is incorporated by reference into all registration statements filed by the Registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silicom Ltd.

(Registrant)

By: /s/ Eran Gilad

Eran Gilad, Chief Financial Officer

Dated: June 25, 2026